

AN
EVOLUTION
AT WORK

Daren Martin · 3rd

Keynote Speaker & Bestselling Author | The Culture
Architect Founder The Global Company Culture Association

Dallas/Fort Worth Area · 500+ connections · **Contact info**

Global Company Culture
Association

SWBTS

Experience



CEO & Founder
Global Company Culture Association
Jul 2019 – Present · 7 mos
Global

DarenMartin.com
13 yrs 4 mos


Chief Culture Architect | Global Speaker & Author
Oct 2006 – Present · 13 yrs 4 mos
Global

Chief Culture Architect, Global Keynote Speaker & Author at DarenMartin.com. We are out to
Evolutionize the way we work. We are company culture disruptors and show the path forward
for companies and organizations large and small to learn how to swim in the new ocean. We do
this through highly acclaimed books like A Company of Owners, Whiteboard, The Si …**see more**


Association Keynote Speaker
Jan 2015 – Present · 5 yrs 1 mo
United States

Keynote talks for Associations including IPPA, IAICDV, QSC, National Restaurant Association,
and more…
Show 1 more role ⌄

Keynote Speaker
Evanta, a Gartner Company
Jan 2018 – Present · 2 yrs 1 mo
United States

Honored to be a frequent Speaker at the World Class Evanta events all over the country
including Boston, Dallas, Orlando, D.C., Chicago, Houston, and more!

I provide keynotes for their CHRO, CMO, CIO, and CISO Executive Summits!   …**see more**

Lead Instructor
The Institute for Management Studies
Jun 2019 – Present · 8 mos
United States

AU Instructor
KPMG
Jan 2012 – Present · 8 yrs 1 mo
United States

Show 5 more experiences ⌄

Education

SWBTS
Doctor of Philosophy (PhD), Psychology
1987 – 1992

SWBTS
MA, Marriage and Family Therapy/Counseling
1985 – 1987

Louisiana College
BA, Psychology
1980 – 1984

Show 1 more education ⌄

Licenses & Certifications

Global Company Culture Association Member
Global Company Culture Association
Issued Jul 2019 · No Expiration Date

NLP New Code Practitioner
NLP Academy
Issued Nov 2015 · No Expiration Date

International Coaching Certificate
NLP A Company of Owners
Issued Sep 2015 · No Expiration Date

Show more ⌄

Volunteer Experience

Leadership Development Program
ALARM (African Leadership and Reconciliation Ministries)
Jan 2005 – Jul 2006 · 1 yr 7 mos
Disaster and Humanitarian Relief

Provided Leadership Development Training for ALARM staff in Burundi and Tanzania.



